THE UNITS REFERENCED IN THIS AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, THE UNITS MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE BOARD OF MANAGERS THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR SUCH OTHER EVIDENCE SATISFACTORY TO THE MANAGER THAT THE TRANSFER IS NOT IN VIOLATION OF THESE SECURITIES LAWS. THE SALE, PLEDGE, OR OTHER TRANSFER OF UNITS IS ALSO SUBJECT TO THE RESTRICTIONS SET FORTH IN THIS AGREEMENT.

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC

This Amended and Restated Limited Liability Company Agreement (this "Agreement") of Global Composite Piping Solutions, LLC (the "Company"), is entered into as of June 17, 2022 (the "Effective Date"), by and among GCPS Holdings, LLC, a Texas limited liability company, (the "Existing Member") the Person or Entity who has executed a New Member Signature Page to this Agreement as of the Effective Date, (the "New Member") and each other Person who is admitted as a member of the Company after the Effective Date in accordance with the provisions of this Agreement and the Act (each, an "Additional Member").

RECITALS

WHEREAS, the Company was formed on April 11, 2022 as a limited liability company by the filing of a Certificate of Formation (the "Certificate") with the Secretary of State of the State of Texas pursuant to and in accordance with the Texas Business Organizations Code, as amended from time to time (the "Act") and by the execution of that certain Limited Liability Company Agreement, dated effective as of April 11, 2022, 2022 (the "Original Agreement"); and

WHEREAS, the Existing Member is a party to that Original Agreement;

WHEREAS, the New Member is executing this Agreement in connection with his or her admission as a member of the Company on the Effective Date; and

WHEREAS, the Existing Member, the New Member and the Company desire to amend and restate the Original Agreement as set forth herein;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual terms and conditions herein, the parties hereto hereby agree as follows:

Section 1. Name. The name of the Company shall be Global Composite Piping Solutions, LLC.

Section 2. Members. The names and addresses of the members of the Company (each a "Member" and together, the "Members") are set forth on Exhibit A, as updated from time to time. Spouses of the Members who are individuals do not become Members as a result of such marital relationship. Each individual Member shall cause such Member's spouse, if any, to execute a Spouse's Agreement in the form



of Exhibit B. Any Members admitted after the initial effective date of this Agreement shall execute a Joinder Agreement in the form of Exhibit C attached hereto.

2.1   Existing Member. The Existing Member was admitted as a member of the Company prior to the Effective Date in accordance with the Original Agreement and shall continue to be a member of the Company from and after the Effective Date so long as the Existing Member is shown on the Company's books and records as the owner of one or more Units. As of the Effective Date, the Units held by the Existing Member immediately prior to the Effective Date is hereby converted into the number of Common Units set forth opposite the Existing Member's name under the heading "Common Units" on Exhibit A attached hereto.

2.2   New Members. The New Member is hereby admitted as a member of the Company as of the Effective Date and shall continue to be a member of the Company from and after the Effective Date so long as the New Member is shown on the Company's books and records as the owner of one or more Units. On the Effective Date, the Company will issue to the New Member the number of Series Seed Preferred Units set forth opposite the New Member's name under the heading "Series Seed Preferred Units" on Exhibit A attached hereto. In consideration for the Series Seed Preferred Units issued by the Company to each New Member on the Effective Date, such New Member will make cash Capital Contributions to the Company on the Effective Date in the amount set forth opposite that New Member's name under the heading "Initial Capital Contributions" on the Initial Ownership Schedule. On the Effective Date, The New Member shall provide a list showing the names, addresses and Membership Interests of all its members, shareholders, partners or other equity holders as set forth on Exhibit D attached hereto. From and after the Effective Date, no member, shareholder, partner or other equity holder of New Member shall make any Transfers of his, her or its interest in New Member without the prior written consent of the Manager.

2.3   Additional Members. From and after the Effective Date, a Person to whom Units are issued by the Company who was not theretofore a Member shall be admitted as a member of the Company, as an Additional Member, upon the satisfaction of each of the following conditions: (a) the admission of such Person as a member of the Company is approved in writing by the Manager (the "Admission Approval"), (b) such Person makes a Capital Contribution to the Company in the amount and form as may be set forth in the Admission Approval in exchange for the number and class of Units set forth therein to be issued to such Person and (c) such Person executes and delivers to the Company a counterpart signature page to this Agreement and such other agreements, certificates and other documents as may be specified in the Admission Approval. Upon the admission of a Person as an Additional Member following the satisfaction of the conditions set forth in the preceding sentence (including the making of any required Capital Contribution), such Person shall be deemed to own the number and class of Units set forth in the Admission Approval and shall be listed as such on the books and records of the Company.

Section 3.   Registered Office/Registered Agent. The address of the registered office of the Company in the State of Texas, and the name and address of the registered agent of the Company for service of process on the Company in the State of Texas are: Terry Shafer, 142 Wind Ridge Circle, The Woodlands, Texas 77381.

Section 4.   Purpose/Powers. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and any and all activities necessary or incidental to the foregoing. The Company shall have the power and authority to do any and all acts necessary or convenient to or in furtherance of said purposes, including all power and authority, statutory or otherwise, possessed by, or which may be conferred upon, limited liability companies under the laws of the State of Texas.



Section 5.   Management.

5.1   GCPS Holdings, LLC (the "Manager") is hereby appointed as the sole "manager" of the Company within the meaning of the Act. Except as otherwise expressly provided for in this Agreement, management of the Company shall be vested in the Manager in accordance with the Act. The Manager shall have the sole and exclusive responsibility and authority for the management, conduct and operation of the Company's business in all respects and in all matters, except to the extent that the Manager agrees to delegate any such responsibility or authority to any Member, officer, employee or agent of the Company.

5.2   The Manager may from time to time, in its discretion, appoint any person as an officer of the Company, holding such titles and having such duties as determined by the Manager. Such officers shall have the power and authority granted to such individuals by the Manager. Each officer of the Company shall be subject to removal with or without cause at any time by the Manager. Except as otherwise provided in this Agreement, the action of any officer (including, without limitation, the execution and delivery by any officer, on behalf of the Company, of any and all contracts, agreements, certificates, undertakings or other documents or instruments) pursuant to authority granted by the Manager shall bind the Company.

5.3   Any officer of the Company is empowered and authorized to take actions in the name and on behalf of the Company that are purely ministerial and administrative in nature, including, without limitation, to execute, file and record or cause to be executed, filed and recorded all such certificates and documents, including amendments to the Certificate of Formation, and to do or cause to be done such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a limited liability company, the ownership of property, and the conduct of business under the laws of the State of Texas and any other jurisdiction in which the Company may own property or conduct business.

Section 6.   Reliance by Third Parties. Any person dealing with the Company may rely upon a certificate signed by the Manager or any officer of the Company as to: (i) the identity of any Member or any officer of the Company; and (ii) the person or persons who are authorized to execute and deliver any contract, agreement, certificate, undertaking or other document or instrument on behalf of the Company. "Person" or "person" means any individual or corporation, association, partnership, limited liability company, joint venture, joint Units or other company, business trust, trust, organization or other entity of any kind.

Section 7.   Capital Contributions. On or prior to the Effective Date, the Members shall have made or shall be deemed to have made the initial capital contributions set forth on Exhibit A attached hereto opposite the name of such Member under the column entitled "Initial Capital Contribution". No Member shall be required to make any additional capital contribution to the Company.

Section 8.   Units.

8.1   Units. The interests of the Members of the Company shall be divided into Units. Those Units shall be uncertificated. Exhibit A hereto sets forth the number of Units held by each Member. The Manager may amend Exhibit A hereto from time to time to reflect the issuance and/or redemption of Units and/or the admission or substitution of Members.



Section 9.   Distributions.

9.1   Manager's Determination. Subject to Section 9.3, the Manager shall have the sole authority to determine the nature, timing and aggregate amount of distributions to Members. Notwithstanding any provision to the contrary contained in this Agreement, the Company, and the Manager on behalf of the Company, shall not make a distribution to any Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

9.2   Allocation of Distributions.

(a) Ordinary Distributions. Distributions (other than Distributions in respect of capital transactions undertaken by the Company pursuant to Section 9.2(b)) shall be made to the Members pro rata in proportion to their respective percentage interests when and as declared by the Manager.

(b) Capital and Liquidating Distributions. Distributions in connection with any capital transaction undertaken by the Company, and distributions in connection with or from and after liquidation of the Company until dissolution of the Company, shall be made to the Members as follows:

(i) first, to the holders of Series Seed Preferred Units until each such holder has received an amount pursuant to Section 9.2 when combined with all prior distributions received pursuant to Section 9.2 that is equal to such holder's Capital Contributions (pro rata to such holders based on the amount owing to each under this Section 9.2(b)(i));

(ii) second, to the holders of Common Units until each such holder has received an amount pursuant to Section 9.2 when combined with all prior distributions received pursuant to Section 9.2 that is equal to such holder's Capital Contributions (pro rata to such holders based on the amount owing to each under this Section 9.2(b)(ii)); and

(iii) thereafter, to the holders of all Units pro rata in proportion to their respective percentage interests.

9.3   Tax Distributions. No later than 90 days after the end of each fiscal year, the Company shall distribute to the Members pro rata in accordance with the number of Units held by each Member at the time of the distribution, an amount, if any, equal to 40% of the estimated taxable income of the Company for such fiscal year *less* the amount of any other distributions made to Members under this Agreement during such fiscal year (excluding any such amounts distributed pursuant to this Section 9.3).

Section 10.   Drag-Along Rights.

10.1   Participation. If at any time, a Member (together with its Affiliates) holding more than 50% of the Units of the Company (the "Dragging Member"), receives a bona fide offer from an unaffiliated third party to consummate, in one transaction or a series of related transactions, a Change of Control (a "Drag-Along Sale"), the Dragging Member shall have the right to require that each other Member (each, a "Drag-Along Member") participates in such sale in the manner set forth in this Section 10.

10.2   Sale Notice. The Dragging Member shall exercise its rights pursuant to this Section 10.2 delivering a written notice (the "Drag-Along Notice") to the Company and each Drag-Along Member no more than 10 business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than 20 business



days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall make reference to the Dragging Member's rights and obligations hereunder and shall describe in reasonable detail:

   (a) the name of the person or entity to whom such Units are proposed to be sold;

   (b) the proposed date, time, and location of the closing of the sale;

   (c) the number of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

   (d) a copy of any form of agreement proposed to be executed in connection therewith.

  10.3 Units to be Sold. Subject to Section 10.2(d):

   (a) if the Drag-Along Sale is structured as a sale resulting in more than 50% of the Units of the Company being held by an unaffiliated third party, each Drag-Along Member shall sell in the Drag-Along Sale the number of Units equal to the product obtained by multiplying (A) the number of Units held by such Drag-Along Member by (B) a fraction (1) the numerator of which is equal to the number of Units the Dragging Member proposes to sell or transfer in the Drag-Along Sale and (2) the denominator of which is equal to the number of Units held by the Dragging Member at such time.

   (b) if the Drag-Along Sale is structured as a sale of all or substantially all of the assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company, then notwithstanding anything to the contrary in this Agreement, each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction.

  10.4 Conditions of Sale. The consideration to be received by a Drag-Along Member shall be the same form and amount of consideration per Unit to be received by the Dragging Member (or, if the Dragging Member is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Member sells its Units. Each Drag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Member makes or provides in connection with the Drag-Along Sale (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining specifically to the Dragging Member, the Drag-Along Member shall make the comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, and indemnities shall be made by the Dragging Member and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-Along Member (other than any indemnification obligation pertaining specifically to the Dragging Member or a Drag-Along Member, which obligation shall be the sole obligation of such Dragging Member or Drag-Along Member), in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-Along Sale.

  10.5 Expenses. The fees and expenses of the Dragging Member incurred in connection with a Drag-Along Sale and for the benefit of all Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Members), to the extent not paid or reimbursed by the Company or the unaffiliated third party, shall be



shared by all the Members on a pro rata basis, based on the consideration received by each Member; provided, that no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

10.6   Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member.

10.7   Consummation of the Sale. The Dragging Member shall have 120 business days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms set forth in the Drag-Along Notice (which such 120 business day period may be extended for a reasonable time not to exceed 150 business days to the extent reasonably necessary to obtain any regulatory approvals). If at the end of such period the Dragging Member has not completed the Drag-Along Sale, the Dragging Member may not then effect a transaction subject to this Section 10 without again fully complying with the provisions of this Section 10.

10.8   Plan Assets. Any Drag-Along Member whose assets ("Plan Assets") constitute assets of one or more employee benefit plans and are subject to Part 4 of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), shall not be obligated to sell to any Person to whom the sale of any Units would constitute a non-exempt "prohibited transaction" within the meaning of ERISA or the Internal Revenue Code of 1986, as amended from time to time; provided, however, that if so requested by the Dragging Member: (i) such Drag-Along Member shall have taken commercially reasonable efforts to (x) structure its sale of Units so as not to constitute a non-exempt "prohibited transaction" or (y) obtain a ruling from the Department of Labor to the effect that such sale (as originally proposed or as restructured pursuant to clause (i)(x)) does not constitute a non-exempt "prohibited transaction", and (ii) such Drag-Along Member shall have delivered an opinion of counsel (which opinion and counsel are reasonably satisfactory to the Dragging Member(s)) to the effect that such sale (as originally proposed or as restructured pursuant to clause (i)(x)) would constitute a non-exempt "prohibited transaction".

Section 11.   Rights to Future Issuances; Transfers and Assignments. For the purposes of this Agreement, "Transfer" means any sale, pledge, assignment, encumbrance or other transfer or disposition of any Units to any other Person, whether directly or indirectly, voluntarily, involuntarily, by operation of law, pursuant to a merger, reorganization, consolidation, judicial process or otherwise, and, without limiting the generality of the foregoing, shall include any interspousal transfer incident to a dissolution of marriage.

11.1   Right of First Offer. Subject to the terms and conditions of this Section 11.1 and applicable securities laws, if the Company proposes to offer or sell any New Units, the Company shall first offer such New Units to each Member who: (i) is an Accredited Investor (as defined in Rule 501(a) of Regulation D of the Securities Act of 1933; and (ii) in the sole determination of the Manager, does not directly or indirectly compete with the Company (each a "Qualified Member"). Each such Qualified Member shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Qualified Member ("Member Beneficial Owners"); provided that each such Affiliate or Member Beneficial Owner agrees to execute a Joinder Agreement in the form of Exhibit C attached hereto.



(a) The Company shall give notice (the "Offer Notice") to each Member stating (i) its *bona fide* intention to offer such New Units (ii) the number of such New Units to be offered and (iii) the price and terms, if any, upon which it proposes to offer such New Units.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Qualified Member may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Units which equals the proportion that the Units then held by such Qualified Member bears to the total Common Units of the Company then held by all the Members. At the expiration of such 20 day period, the Company shall promptly notify each Qualified Member that elects to purchase or acquire all the New Units available to it (each, a "Fully Exercising Member") of any other Member's failure to do likewise. During the 10 day period commencing after the Company has given such notice, each Fully Exercising Member may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of units specified above, up to that portion of the New Units for which Members were entitled to subscribe but that were not subscribed for by the Members which is equal to the proportion that the Common Units issued and held by all Fully Exercising Members who wish to purchase such unsubscribed Units. The closing of any sale pursuant to this Section 11.1(b) shall occur within the later of 90 days of the date that the Offer Notice is given and the date of initial sale of New Units pursuant to Section 11.1(c).

(c) If all New Units referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 11.1(b), the Company may, during the 90 day period following the expiration of the periods provided in Section 11.1(b), offer and sell the remaining unsubscribed portion of such New Units to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Units within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Units shall not be offered unless first reoffered to the Qualified Members in accordance with this Section 11.1.

(d) The right of first offer in this Section 11.1 shall not be applicable to Units: (i) issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to unit grants, option plans, purchase plans, agreements or other employee incentive programs or arrangements approved by the Manager; (ii) offered pursuant to a *bona fide*, firmly underwritten public offering pursuant to a registration statement filed under the Securities Act; (iii) issued or issuable pursuant to the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement, *provided,* that such issuances are approved by the Manager; (iv) issued or issuable to banks, equipment lessors or other financial institutions pursuant to a commercial leasing or debt financing transaction approved by the Manager; (v) issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Manager; (vi) issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Manager; (vii) that are otherwise excluded by the Manager; and (viii) any right, option or warrant to acquire any security convertible into the units excluded from the definition of New Units pursuant to subsections (ix) through (x) above.

11.2 Right of First Offer Termination. The covenants set forth in Section 11.1 shall terminate and be of no further force or effect upon the earlier of (i) immediately before the consummation of the Company's first underwritten public offering of its Common Units under the Securities Act or (ii) when the Company first becomes subject to the periodic reporting requirements of the Exchange Act, whichever event occurs first.

T.S.

11.3   Right of First Refusal.

(a)   Grant. Subject to the terms of Section 11.6, each holder of Series Seed Preferred Units hereby unconditionally and irrevocably grants to each holder of Common Units a Right of First Refusal to purchase all or any portion of the Series Seed Preferred Units (the "Transfer Units") that such Member may propose to transfer (a "Proposed Transfer") at the same price and on the same terms and conditions as those offered to the prospective transferee.

(b)   Notice. Each Member proposing to make a Transfer must provide written notice to the Manager, the Company and each Member not later than 60 days prior to the consummation of such Proposed Transfer (the "Proposed Transfer Notice"). Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the prospective transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 11.3, the purchasing Member must provide written notice to the selling Member, the Manager and the Company within 15 days after delivery of the Proposed Transfer Notice.

(c)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Units is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Manager. If the purchasing Member cannot for any reason pay for the Transfer Units in the same form of non-cash consideration, the Company or such Member may pay the cash value equivalent thereof, as determined in good faith by the Manager. The closing of the purchase of Transfer Units by the Members shall take place, and all payments from the purchasing Member shall have been delivered to the selling Member, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) 60 days after delivery of the Proposed Transfer Notice.

11.4   Right of Co-Sale.

(a)   Exercise of Right. If any holder of Common Units determines to transfer, including without limitation any transfer pursuant to a merger, consolidation or other business combination of the Company, all or any part of his, her or its Common units to a prospective transferee, and the total amount of Common Units being transferred is more than 50% of the total number of Units outstanding, each Member may elect to exercise its Right of Co-Sale and participate on a *pro rata* basis in the Proposed Transfer as set forth in Section 11.4(b) below and, subject to Section 11.4(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Member who desires to exercise its Right of Co-Sale (each, a "Participating Member") must give the selling Member written notice to that effect within 20 business days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Member shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Units Includable. Each Participating Member may include in the Proposed Transfer all or any part of such Participating Member's Units equal to the product obtained by multiplying (i) the aggregate number of Transfer Units subject to the Proposed Transfer (excluding units purchased by the Company or the Participating Members pursuant to the Right of First Refusal) by (ii) a fraction, the numerator of which is the number of units owned by such Participating Member immediately before consummation of the Proposed Transfer (including any units that such Member has agreed to purchase pursuant to the Right of First Refusal) and the denominator of which is the total number of units owned, in the aggregate, by all Participating Members immediately prior to the consummation of the Proposed Transfer (including any units that all Participating Members have collectively agreed to purchase pursuant to the Right of First Refusal), plus the number of Transfer Units held by the Selling

Members. To the extent one or more of the Participating Members exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Units that the selling Member may sell in the Proposed Transfer shall be correspondingly reduced.

(c)   Purchase and Sale Agreement. The Participating Members and the selling Member agree that the terms and conditions of any Proposed Transfer in accordance with Section 11.4 will be memorialized in, and governed by, a written purchase and sale agreement with the prospective transferee (the "Purchase and Sale Agreement") with customary terms and provisions for such a transaction, and the Participating Members and the selling Member further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 11.4.

(d)   Allocation of Consideration. The aggregate consideration payable to the Participating Members and the selling Member shall be allocated based on the number of units sold to the prospective transferee by each Participating Member and the selling Member as provided in Section 11.4(b).

(e)   Purchase by Selling Member; Deliveries. Notwithstanding Section 11.4(c) above, if any prospective transferee or transferees refuse(s) to purchase units subject to the Right of Co-Sale from any Participating Member or Members or upon the failure to negotiate in good faith a Purchase and Sale Agreement satisfactory to the Participating Members, no Member may sell any Transfer Units to such prospective transferee or transferees unless and until, simultaneously with such sale, such Member purchases all units subject to the Right of Co-Sale from such Participating Member or Members on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 11.4(d). Any such units transferred to the selling Member will be transferred to the prospective transferee against payment therefor in consummation of the sale of the Transfer Units pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Member shall concurrently therewith remit or direct payment to each such Participating Member the portion of the aggregate consideration to which each such Participating Member is entitled by reason of its participation in such sale as provided in this Section 11.4(e).

(f)   Additional Compliance. If any Proposed Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Members proposing the Proposed Transfer may not sell any Transfer Units unless they first comply in full with each provision of this Section 11.4. The exercise or election not to exercise any right by any Member hereunder shall not adversely affect its right to participate in any other sales of Transfer Units subject to this Section 11.4.

11.5   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Units not made in strict compliance with this Agreement).



(b)   Violation of First Refusal Right. If any Member becomes obligated to sell any Transfer Units to the Company or any Member under this Agreement and fails to deliver such

Transfer Units in accordance with the terms of this Agreement, the Company and/or such Member may, at its option, in addition to all other remedies it may have, send to such Member the purchase price for such Transfer Units as is herein specified and transfer to the name of the Company or such Member (or request that the Company effect such transfer in the name of a Member) on the Company's books any certificates, instruments, or book entry representing the Transfer Units to be sold.

(c) Violation of Co-Sale Right. If any Member purports to sell any Transfer Units in contravention of the Right of Co-Sale (a "Prohibited Transfer"), each Member who desires to exercise its Right of Co-Sale under Section 11.4 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Member to purchase from such Member the type and number of units that such Member would have been entitled to sell to the prospective transferee had the Prohibited Transfer been effected in compliance with the terms of Section 11.4. The sale will be made on the same terms, including, without limitation, as provided in Section 11.4(d), as applicable, and subject to the same conditions as would have applied had the Member not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Member learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 11.4. Such Member shall also reimburse each Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Member's rights under Section 11.3.

11.6 Exempt Transfers.

(a) Exempted Transfers. Subject to Section 11.6(c), the provisions of Sections 11.3 and 11.4 shall not apply:

(i) in the case of a Member that is an entity, upon a transfer by such Member to its members, shareholders, partners or other equity holders;

(ii) upon a transfer by a Member to any of its Affiliates;

(iii) to a repurchase of Transfer Units from a Member by the Company at a price no greater than that originally paid by such Member for such Transfer Units and pursuant to an agreement containing vesting and/or repurchase provisions approved by the Manager; or

(iv) in the case of a Member that is a natural person, upon a transfer of Transfer Units by such Member made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Member (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by the Manager.

provided that in the case of clauses (i), (ii) or (iv), the Member shall deliver prior written notice to the Members of such pledge, gift or transfer and such Transfer Units shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, execute a Joinder Agreement in the form of Exhibit C attached hereto as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Member (but only with respect to the units so transferred to the transferee), *provided further* in the case of any transfer pursuant to clause (i), (ii) or (iv) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

T.S.

(b)   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 11 shall not apply to the sale of any Transfer Units involving (a) the sale of all or substantially all of the assets of the Company to an unaffiliated third party; (ii) a sale resulting in more than 50% of the Units of the Company being held by an unaffiliated third party; or (iii) a merger, consolidation, recapitalization, or reorganization of the Company with or into an unaffiliated third party, if and only if such event listed in clause (iii) above results in the inability of the Members to designate the Manager (or the board of directors (or its equivalent) of the resulting entity or its parent company)(a "Change of Control"), or a liquidation of the Company *provided* that Section 11.4 shall apply to a Change of Control or liquidation of the Company unless Section 10 applies to such transaction.

(c)   Prohibited Transferees. Notwithstanding any provision in this Agreement to the contrary, no Member shall transfer any Transfer Units to (a) any entity which, in the sole determination of the Manager, directly or indirectly competes with the Company, (b) any customer, distributor or supplier of the Company, if the Manager should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier or (c) any person or entity not approved by the Manager in its sole discretion.

11.7   Market Stand-Off. Each Member hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to an IPO and ending on the date specified by the Company or its successor and the managing underwriter (such period not to exceed one hundred eighty (180) days, which period may be extended upon the request of the managing underwriter, to the extent required by any Financial Industry Regulatory Authority rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period), (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or its successor or any securities convertible into or exercisable or exchangeable for such capital stock held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such capital stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of capital stock or other securities, in cash or otherwise (the "Market Stand-Off"). The foregoing provisions of this Section 11.7 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Members if all officers, directors and significant stockholders (as determined by the underwriter of the IPO) of the Company or its successor enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 11.7 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 11.7 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply to all Members subject to such agreements pro rata based on the number of shares subject to such agreements. In order to enforce the foregoing covenant, the Company or its successor may impose stop-transfer instructions with respect to the common stock of each Member (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

Section 12.   Indemnification.



12.1   General. The Company shall indemnify, defend and hold harmless the Manager, each Member and each of their respective officers, directors, partners, members, shareholders, employees,

accountants, counsel and agents, and each of the employees, officers, authorized persons, accountants, counsel and agents of the Company (all such indemnified persons being referred to as "Indemnified Persons" for purposes of this Section 12), from any liability, loss or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company and from liabilities or obligations of the Company imposed on such person by virtue of such person's position with the Company, including reasonable attorneys' fees and costs and any amounts expended in the settlement of any such claims of liability, loss or damage; provided, however, that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under this Section 12.1 shall be available only if the action or inaction did not constitute fraud, gross negligence or willful misconduct by the Indemnified Person; provided, further, however, that indemnification under this Section 12.1 shall be recoverable only from the assets of the Company and not from any assets of any Member. Unless the Manager determines in good faith that the Indemnified Person is unlikely to be entitled to indemnification under this Section 12, the Company shall pay or reimburse reasonable attorneys' fees of an Indemnified Person as incurred, provided that such Indemnified Person executes an undertaking, with appropriate security if requested by the Manager, to repay the amount so paid or reimbursed in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Section 12. The Company may pay for insurance covering liability of the Indemnified Persons in the operation of the Company's affairs.

12.2 Exculpation. No Indemnified Person shall be liable, in damages or otherwise, to the Company or to the Members for any loss that arises out of any act performed or omitted to be performed by it, him or her pursuant to the authority granted by this Agreement if the conduct of the Indemnified Person did not constitute fraud, gross negligence or willful misconduct by such Indemnified Person.

12.3 Persons Entitled to Indemnity. Any person who is within the definition of "Indemnified Person" at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Section 12 as an "Indemnified Person" with respect thereto, regardless whether such person continues to be within the definition of "Indemnified Person" at the time of such Indemnified Person's claim for indemnification or exculpation hereunder.

12.4 Agreements. The Company may enter into agreements with any Indemnified Persons setting forth procedures consistent with applicable law for implementing the indemnities provided in this Section 12.

12.5 Business Opportunities. To the fullest extent permitted by law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Member or the Manager. The Company and each Member renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Company, any Member or the Manager. No Member or Manager who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company shall have any duty to communicate or offer such opportunity to the Company, and such Member or Manager shall not be liable to the Company or to the Members for breach of any fiduciary or other duty by reason of the fact that such Member or Manager pursues or acquires for, or directs such opportunity to another person or entity or does not communicate such opportunity or information to the Company. No amendment or repeal of this Section 12.5 shall apply to or have any effect on the liability or alleged liability of any Member or the Manager for or with respect to any opportunities of which any such Member or Manager becomes aware prior to such amendment or repeal.



T.S.

Section 13. Waiver of Managers' Fiduciary Duties. No Manager, in its capacity as a Manager, shall have any fiduciary or other duty to the Company, any Member or any other Person that is a party to or is otherwise bound by this Agreement.

Section 14. Withdrawals and Redemptions.

14.1 No Member may withdraw all or any part of its limited liability company interest (as represented by the Units held by such Member) without the prior written consent of the Manager.

14.2 The Manager may, with the prior written consent of each Member, redeem a portion or all of a Member's Units at any time. In the event that the Manager with the prior written consent of the Members authorizes a complete or partial redemption of a Member's Units, such Member shall be entitled to receive an amount (either in cash or in-kind, as the Manager with the prior written consent of the Members may determine) equal to the fair market value of such Units as determined in good faith by the Manager.

14.3 Upon a Member's withdrawal or the redemption of Units, the Manager shall make the appropriate revisions to Exhibit A hereto.

Section 15. Dissolution. The Company shall have perpetual existence unless it shall be dissolved and its affairs shall have been wound up upon (a) the written consent of the Manager or (b) the entry of a decree of judicial dissolution under the Act.

Section 16. Amendments. This Agreement may be amended or restated from time to time by the affirmative vote of the Manager; provided, however, that any amendment that Discriminates against any Member or Members shall require the prior written consent of the holders of a majority of the Units held by the Member of Members so Discriminated against and that any Section or provision of this Agreement that requires consent of all Members shall require consent of all Members to amend. As used herein, "Discriminates" means, with respect to a specified Person, to change the rights and/or obligations of such specified person as compared to other applicable Persons, in a manner that is materially and adversely different than the changes to the rights and/or obligations of the other applicable Persons.

Section 17. Liability of Members. The Members shall not have any liability for the obligations or liabilities of the Company except to the extent provided in the Act.

Section 18. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Texas, with all rights and remedies being governed by said laws.

Section 19. Tax Treatment. It is the intent of the Members that the Company be classified as a corporation for U.S. federal, state and local income tax purposes and the Members shall file all U.S. federal, state and local income tax returns and shall take tax positions consistent with the foregoing treatment. Notwithstanding anything to the contrary in this Agreement, the Company's U.S. tax classification may not be changed without the consent of all Members.

Section 20. Withholding. Upon the request of the Manager, each Member shall indemnity the Company in respect of any amounts withheld or paid by the Company in respect of the Member (as determined in the Manager's sole discretion). The Company shall be entitled to deduct and withhold any taxes required to be deducted and withheld with respect to a Member and any such amounts so deducted or withheld shall be treated as paid to the Member for all purposes of this Agreement.

T.S.

Section 21.   Notices; Etc. All notices and other communications required or permitted hereunder shall be (i) (a) in writing and shall be deemed effectively given upon personal delivery (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service) or (b) sent by facsimile or by electronic mail and shall be deemed effectively given upon receipt of confirmation of delivery and (ii) addressed (a) if to any Member, at the address of such Member set forth on the signature pages hereto or at such other address as such Member shall have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Manager at:

> 142 Wind Ridge Circle, The Woodlands, Texas 77381
> Email: Terry.shafer@gcps.com and doug.jones@gcps.com

Section 21.   Counterparts. This Agreement may be executed by facsimile or .pdf signatures in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank.]



IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date first above written.

MANAGER:

GCPS Holdings, LLC

_____
Terry Shafer, Member

EXISTING MEMBER(s):

GCPS Holdings, LLC

_____
Terry Shafer, Member

NEW MEMBER(s):

[_____]

_____

[_____]

_____

THE UNITS REFERENCED IN THIS AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, THE UNITS MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE BOARD OF MANAGERS THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR SUCH OTHER EVIDENCE SATISFACTORY TO THE MANAGER THAT THE TRANSFER IS NOT IN VIOLATION OF THESE SECURITIES LAWS. THE SALE, PLEDGE, OR OTHER TRANSFER OF UNITS IS ALSO SUBJECT TO THE RESTRICTIONS SET FORTH IN THIS AGREEMENT.

Exhibit A

Name of Member	Initial Capital Contribution	Common Units	Series Seed Preferred Units
GCPS Holdings, LLC 142 Wind Ridge Circle The Woodlands, Texas 77381	$0	100,000,000	
[_SPV_]	$[____]		[_]
Total	$0		[__]



Exhibit B

Spouse's Agreement

The undersigned, being the spouse of _____ (the "Member Spouse"), agrees to be bound by the provisions of this Agreement, to the extent applicable to the undersigned (including Sections 11 and 12.5 and any other provisions applicable to the spouses of Members), and to any other agreements of any kind whatsoever that the Member Spouse may agree to as a Member of the Company.

Signature: __ _____

Print Name: _____

Date: _____



Exhibit C

JOINDER AGREEMENT

[____], 2022

Reference is made to that certain Limited Liability Company Agreement of Global Composite Piping Solutions, LLC (the "Company"), dated as of ______________, 2022, a copy of which is attached hereto (the "LLC Agreement").

The undersigned signatory, in order to become the owner or holder of Units (as defined in the LLC Agreement), by virtue of the issuance by the Company of Units to such signatory and/or the transfer of Units to such signatory, hereby agrees that by the undersigned's execution hereof, the undersigned is a party to the LLC Agreement and shall be a "Member" (as defined in the LLC Agreement) of the Company with respect to the "Units" (as defined in the LLC Agreement), if any, in all cases subject to all of the rights, restrictions, conditions and obligations applicable to the Members in respect of such Units set forth in the LLC Agreement. This Joinder Agreement shall take effect and shall become a part of the LLC Agreement as of the date first written above (or, if earlier, the effective date of the relevant issuance and/or transfer of Units to the undersigned).

[*Signature Page Follows*]



T.S.

Member Name:

____

Signature: ______________________
Name:
Title, if applicable:

ACCEPTED:

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC
BY: GCPS Holdings, LLC, its Manager

By: ___________________________
Terry Shafer, Member

T.S.

Exhibit D

[SPV Capitalization Table]

